SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL 2Q05 EARNINGS TELECONFERENCE CALL

NOTE: New Call Time for Media Q&A with Executives of GOL Linhas Aéreas Inteligentes S.A.
(NYSE: GOL and Bovespa: GOLL4)

WHO: GOL CEO Constantino de Oliveira Júnior
             GOL CFO Richard Lark

WHAT: 2Q05 Earnings Teleconference Call (in English)

WHEN: Tuesday, August 2, 2005
10:30 a.m. US EST
11:30 a.m. Brasilia Time (NOTE NEW CALL TIME)

HOW: Dial +1 (973) 582-2757; code: 6267630 or tell the operator you wish to join the GOL conference. You may call in up to 10 minutes prior to the start of the call.

OTHER FACTS: The media teleconference call will be merged with the industry analysts call. During the industry analyst portion of the call, media will be in listen-only mode. Media will be able to dial into the teleconference call at the above number and will be instructed on how to ask questions once the analysts Q&A portion of the call is completed.

Slides and Webcast: The conference call presentation will be available for viewing and downloading on the IR section of our website, www.voegol.com.br/ir. The call will be broadcast live over the Internet and is accessible through a link on the same website.

Replay: A taped replay of the call will be available beginning on August 2 until August 10, 2005 by calling +1 (973) 341-3080.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL's brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 350 daily flights to 42 major business and travel destinations in Brazil and Argentina , with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789- 2121 in Brazil , 0810-266- 3131 in Argentina , or 55 11 2125-3200 from overseas. GOL: Here everyone can fly!

For additional information please contact:

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

Media - U.S.	Media - Brazil
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.